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                             June 29, 2022

       Christopher Hogan
       Interim Chief Executive Officer
       NYIAX, INC.
       180 Maiden Lane, 11th Floor
       New York, NY 10005

                                                        Re: NYIAX, INC.
                                                            Registration
Statement on Form S-1
                                                            Filed June 1, 2022
                                                            File No. 333-265357

       Dear Mr. Hogan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2022 letter.

       Registration Statement on Form S-1 filed June 1, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       NYIAX's Revenue Drivers, page 25

   1. We note your reference to "Other Potential Fees." Please quantify the seat licensing and transaction fees in
your revenue discussion, or tell us if these fees are immaterial.
       Liquidity and Capital Resources, page 29

   2. Please expand your disclosure to include your estimated cash requirements over the next twelve months.
Please refer to Item 303(b)(1) of Regulation S-K.
 Christopher Hogan
FirstName  LastNameChristopher Hogan
NYIAX, INC.
Comapany
June       NameNYIAX, INC.
     29, 2022
June 29,
Page 2 2022 Page 2
FirstName LastName
Non GAAP Financial Measures, page 29

3. We note your disclosures indicate that Adjusted EBITDA Loss is your only non-
         GAAP financial measure. In regard to your tables reconciling the non-GAAP financial measure, please ensure that the GAAP reconciliations begin with the GAAP measure (Net
         Loss) and end with the non-GAAP measure. Also, provide an analysis of changes in
         Adjusted EBITDA Loss between periods.
4. Please remove the reconciliations that begin in Revenue, net and end in Adjusted
         EBITDA Loss as the manner of presentation resembles a full income statement and begins with Revenue, contrary to the equal or greater prominence requirement. See Item
         10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance & Disclosure
         Interpretations for Non-GAAP Financial Measures.
5. Furthermore, in order to avoid confusion, please remove the discussions related to Net
         Revenue (Non-GAAP) and Operating Expenses (Non-GAAP), unless they are also non-
         GAAP measures. If Net Revenue (Non-GAAP) and Operating Expenses (Non-GAAP)
         are in fact non-GAAP measures, please revise their presentations to comply with all requirements in Item 10(e) of Regulation S-K. Please also note that non-GAAP measures should not have titles that are confusingly similar to GAAP measures.
6. In regard to your key performance indicators, Media Contracts and average compensation per Media Contract, please move the discussion of these metrics to support your GAAP-
         based results discussion.
NYIAX Platform and Nasdaq Technology, page 38

7. We note your response to prior comment 5. To the extent applicable, please disclose the termination provision of your IT Services Agreement and the term and termination provisions of your Joint IP Agreement.

Business
Our Clients, page 53

8. We note your response to prior comment 6 and reissue it in part. Please disclose the material terms of your agreements with Pubmatic, OpenX and Univision. For example, please disclose the specific terms and termination provisions under such agreements.
Statements of Operations, page F-16

9. Disclose cost of revenues separately on your income statement, pursuant to Rule 5-
         03(b)(2) of Regulation S-X.
 Christopher Hogan
FirstName  LastNameChristopher Hogan
NYIAX, INC.
Comapany
June       NameNYIAX, INC.
     29, 2022
June 29,
Page 3 2022 Page 3
FirstName LastName
10. In regard to share-based compensation, please explain to us how excluding employee costs from cost of revenues, technology and development, and sales, general and administrative expenses complies with generally accepted accounting principles and
         Rule 5-03(b) of Regulation S-X.
Note 11. Subsequent Events, page F-37

11. Please provide us with a breakdown of the details of all stock-based compensation awards granted since March 31 2021, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
General

12. We note your response to prior comment 8 and your responses to comments 24 and 25 of our letter dated January 21, 2022. We note, however, that page 44 continues to state that your platform enables advertising or audience campaigns to be "listed, bought and sold as if they were a financial instrument through a forward or a future contract methodology."
         Please revise to remove this disclosure or advise.
13. The risk factor you added on page 8 states that you use a U.S.-based developer that employs Russian employees and notes that sanctions imposed on Russia could limit your ability to transact with this developer that has employees located in Russia. Please revise to identify this developer and clarify whether this developer is subject to sanctions.
         Additionally, please tell us whether any import or export control restrictions are applicable to your business.
14. We note your response to comment 7, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we agree with your responses, including any conclusions you have made, positions you have taken and/or practices you have engaged in or may engage in with respect to this matter.
 Christopher Hogan
FirstName  LastNameChristopher Hogan
NYIAX, INC.
Comapany
June       NameNYIAX, INC.
     29, 2022
June 29,
Page 4 2022 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Lisa
Etheredge, Senior Staff Accountant, at 202-551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at
202-344-5791 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Mitchell Lampert